FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2003

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒                       Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐                 No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated September 25, 2003

NOTICE OF REPAYMENT OF CAPITAL
AND
APPOINTMENT OF ING BANK AS PRINCIPAL PAYING AND TRANSFER AGENT

On May 24, 2003 the Supervisory Board of Gucci Group N.V. (the “Company”) resolved to repay capital in the amount of EUR 13.50 per issued common share in the share capital of the Company. In order to effectuate such return of capital, the Supervisory Board has recommended that the shareholders resolve to increase the nominal value of the shares of the Company from EUR 1.02 to EUR 14.52 and thereafter reduce the nominal value of the shares of the Company to EUR 1.02 again, returning the balance of EUR 13.50 to the shareholders. On July 16, 2003 the Annual General Meeting of Shareholders resolved to amend the articles of association of the Company to that effect.

On July 16, 2003 the Company deposited in accordance with the provisions of article 2:100 Dutch Civil Code, the resolution to reduce the share capital of the Company with the Chamber of Commerce in Amsterdam. On July 17, 2003, the Company announced in NRC Handelsblad that such resolution was deposited for inspection at the Chamber of Commerce in Amsterdam. On September 19, 2003 the District Court declared that no creditors opposed to the reduction of the share capital. Both deeds of amendment of the articles of association of the Company were executed on September 24, 2003.

Notice is hereby given of the distribution of the return of capital of EUR 13.50 per common share.

The timetable for the distribution is as follows:

September 26, 2003	ex-return of capital quotation at Euronext Amsterdam.
September 26, 2003	ex-return of capital quotation at the New York Stock Exchange.
September 30, 2003	US record date for shares traded at the New York Stock Exchange.
October 2, 2003	pay date for shares traded on Euronext Amsterdam.
October 7, 2003	anticipated pay date for shares traded on the New York Stock Exchange.

The return of capital to holders of shares traded at the New York Stock Exchange will be converted from Euro to US Dollars at the US Dollars reference exchange rate against the Euro, posted by the European Central bank shortly after 2.15 pm (CET) on October 2, 2003.

Holders of shares traded at Euronext Amsterdam will receive the return of capital in cash in euro’s, through the affiliated institutions on October 2, 2003.

Payment in respect of shares traded at the New York Stock Exchange is anticipated to occur on or about October 7, 2003. Distributions in respect of such shares shall be made by The Bank of New York at 101 Barclay Street, 22nd Floor West, New York 10286, U.S.A. Persons entitled to a distribution on shares traded at the New York Stock Exchange shall be persons in whose name shares are registered at September 30, 2003.

Please be advised that there will be no transfers made between the Dutch transfer agent and the Bank of New York between the ex-date and the record date, that is September 26, 2003 (opening of business for ING Bank N.V., Amsterdam) and September 30, 2003 (close of business for the Bank of New York).

As of the date hereof, ING Bank N.V., Amsterdam has been designated Principal Paying and Transfer Agent in the Netherlands.

The Management Board
Amsterdam
September 25, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	25 September 2003	By:	/s/ Robert S. Singer
		Name:	Robert S. Singer
		Title:	Chief Financial Officer